Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
BlueFire Renewables, Inc.

We hereby consent to the use, in this Registration Statement of BlueFire Renewables, Inc. on Form S-1, of our report dated April 7, 2011, related to the consolidated financial statements of BlueFire Renewables, Inc. and subsidiaries as of December 31, 2010 and 2009 and for the years then ended, and for the period from March 28, 2006 (“Inception”) to December 31, 2010. Our report dated April 7, 2011, contains an explanatory paragraph that states the Company has negative working capital and significant operating costs expected to be incurred in the next 12 months that raise substantial doubt about its ability to continue as a going concern.

We also consent to the references to us in the Experts section of the Registration Statement.

/s/ dbbmckennon
Newport Beach, California
December 12, 2011